UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-51268

(Check one):

|_| Form 10-K    |_| Form 20-F     |_| Form 11-K    |X| Form 10-Q
|_| Form 10-D    |_| Form N-SAR    |_| Form N-CSR
For the Quarter Ended: September 30, 2006
        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR
For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                          Ridgewood Energy M Fund, LLC
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                             Full Name of Registrant


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                            Former Name if Applicable

                                1314 King Street
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            Address of Principal Executive Office (Street and Number)

                           Wilmington, Delaware 19801
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                            City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Ridgewood Energy M Fund, LLC (the "Fund") could not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 ("Form 10-Q") with the Securities and Exchange Commission (the "SEC") within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.

         Ridgewood Energy Corporation, the Manager of the Fund (the "Manager"), dismissed Perelson Weiner LLP ("Perelson Weiner") as the Fund's independent registered public accountants on June 8, 2006 and appointed Deloitte & Touche LLP ("D&T") as the Fund's new independent registered public accountants on July 12, 2006.

         As a result of a billing dispute between the Fund and Perelson Weiner, Perelson Weiner has refused to provide services to the Fund and its affiliates, including services that the Fund requires to enable it to timely file the Form 10-Q with the SEC.

         In the absence of settlement of the fee dispute, the Manager has determined that financial statements of the Fund, as of and for the periods ended December 31, 2005 and 2004 will be subject to re-audit. As a result, the Fund's independent auditors can not complete the review of the financial statements for the quarter ended September 30, 2006.

         As a predicate for filing its Form 10-Q the Fund must file with the SEC its filings under Section 13(a) of the Securities Exchange Act of 1934, as amended, for the quarter ended June 30, 2006. As a result, its Form 10-Q for the quarter ended September 30, 2006 will not be filed until this filing has been made.

         The Fund will file the Form 10-Q with the SEC as soon as practicable after completion of the aforementioned re-audits and predicate filing.


(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Kathleen P. McSherry              201                    447-9000
        ---------------------------  ------------------    --------------------
        (Name)                         (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

         Form 10-Q for quarter ended June 30, 2006           |_| Yes    |X| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             |_| Yes    |X| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          RIDGEWOOD ENERGY M FUND, LLC

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 10, 2006                     By: /s/ Kathleen P. McSherry
        ----------------------                    ----------------------------
                                                  Kathleen P. McSherry
                                                  Senior Vice President and
                                                  Chief Financial Officer